Nam Tai Electronics, Inc. [LOGO]                                    NEWS RELEASE
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Represented by PAN PACIFIC I.R. LTD.                     CONTACT:  Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800 FAX: (604) 669-7816                      WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831

                            NAM TAI ELECTRONICS, INC.
              Starts Manufacturing Bluetooth(TM) Headset Accessory

VANCOUVER, CANADA -- March 1, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) today announced that it has received orders from a global cellular phone manufacturer, to manufacture the Bluetooth(TM) headset accessory for its cellular phones.

The Bluetooth(TM) headset accessory is a small and light headset, which is comfortable to wear, easy to handle and can be used with all Bluetooth(TM) cellular phones. With it comfortably sitting on either ear, the headset is suited perfectly for active cellular phone users who are often on the move.

In view of the increase in applications using Bluetooth wireless technology in electronic products, Nam Tai started to make investments in Bluetooth wireless technology in June last year.

"In addition to manufacturing the snap-on digital camera accessory for cellular phones, we are very pleased to be granted an opportunity to manufacture Bluetooth(TM) headset accessories for cellular phones," said Mr. Tadao Murakami, Chairman of Nam Tai. "These new orders not only further broaden our product line of cellular phone accessories, they also demonstrate that Nam Tai's manufacturing capabilities to produce products incorporating Bluetooth(TM) wireless technology, have been recognized in the industry."

About Nam Tai
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We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit subassemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Safe Harbor
-----------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the


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forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.



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